SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2006

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is Tefron's announcement of the releasing of its third quarter 2006 results on Tuesday, November 7, 2006, before the US market opens and of the hosting of a conference call later that same day at 10:00am EST.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.

                                          (Registrant)

                                          By: /s/ Asaf Alperovitz
                                          -----------------------
                                          Asaf Alperovitz
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Controller

Date: November 2, 2006

                        TEFRON 2006 THIRD QUARTER RESULTS
                 RELEASE SCHEDULED FOR TUESDAY, NOVEMBER 7, 2006
                                     ------
           CONFERENCE CALL SCHEDULED FOR NOVEMBER 7, 2006 AT 10AM EST

MISGAV, ISRAEL - NOVEMBER 2, 2006 - Tefron (NYSE: TFR, TASE: TFR), announced that it will be releasing its third quarter 2006 results on Tuesday, November 7, 2006, before the US market opens.

The Company will also be hosting a conference call later that same day at 10:00am EST. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

                        US DIAL-IN NUMBER: 1 866 229 7198
                        UK DIAL-IN NUMBER: 0 800 917 9141
                       ISRAEL DIAL-IN NUMBER: 03 918 0687
                  INTERNATIONAL DIAL-IN NUMBER: +972 3 918 0687

                                       AT:
          10:00AM EASTERN TIME, 7:00AM PACIFIC TIME, 5:00PM ISRAEL TIME

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Tefron's website, at: www.tefron.com

ABOUT TEFRON

Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, The Gap, Banana Republic, Target, Warnaco/Calvin Klein, Patagonia, Reebok and El Corte Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear. The Company's Healthcare Division manufactures and sells a range of textile healthcare products.

FOR MORE INFORMATION VISIT: www.tefron.com

COMPANY CONTACT:                                  INVESTOR RELATIONS CONTACT
--------------------------------------------------------------------------------
Asaf Alperovitz                                   Ehud Helft / Kenny Green
Chief Financial Officer                           GK Investor Relations
Tel: + +972-4-9900803                             Tel: (US) 1 866 704 6710
aasaf@tefron.com                                  ehud@gkir.com / kenny@gkir.com